

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 27, 2012

<u>Via E-mail</u>
Lawrence J. Knopf, Esq.
Senior Vice President, General Counsel and Secretary
HeartWare International, Inc.
205 Newbury Street, Suite 101
Framingham, Massachusetts 01701

> **Re:**   **HeartWare International, Inc.**
> **Registration Statement on Form S-4**
> **Amendment No. 1 Filed June 12, 2012**
> **File No. 333-180988**

Dear Mr. Knopf:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to our prior comment number 1; however it remains unclear how investors have sufficient information upon which to base an informed investment decision. Notably, you have not provided any information about what goal you expect to further if you choose to exercise the cash option, or about how you would prioritize the factors listed in the final question and answer on page 2. For example, is it more important that you maintain a certain percentage ownership by present HeartWare holders, or that you maintain your cash position? Please revise or advise.

<u>Background of the Merger, page 47</u>

2.   We note your new disclosure on page 54 that the parties agreed that the shares to be covered by the voting agreement would be less than as would be required to approve the merger. Please revise further to explain the reasons for this decision.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Mumford at 202-551-3637 or me at 202-551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Robert M. Katz, Esq.